July 30, 2007

Mr. William Friar

Senior Financial Analyst

Financial Services Group

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

Re:	New North Penn Bancorp, Inc.
Form SB-2
Filed June 8, 2007
File No. 333-143601

Dear Mr. Friar:

On behalf of New North Penn Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form SB-2 filed on June 8, 2007 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on July 9, 2007. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments. The prospectus also reflects revised disclosure in response to comments received from the Office of Thrift Supervision (“OTS”) on the Company’s Application on Form AC. A copy of the OTS response letter, which includes all OTS comments and the Company’s responses, has been included with this filing.

Form SB-2

Summary

The Companies

New North Penn Bancorp, Inc., page 1

Comment No. 1:

Revise the disclosure to also briefly discuss why a new holding company is being formed and add a cross-reference to elsewhere in the prospectus to a more complete

William Friar

July 30, 2007

discussion of the reasons for the new holding company and the changes in its articles and/or bylaws that effect shareholders.

Response to Comment No. 1:

The section captioned “New North Penn Bancorp, Inc.” on page 1 of the Prospectus has been revised in response to this comment.

Reasons for the Conversion, page 3

Comment No. 2:

Revise the second bullet to briefly note the limited liquidity of the OTCBB market and include a descriptive cross-reference and page number to a more extensive discussion of the limited liquidity. Include in cross-referenced discussion of the OTCBB, disclose that there is no specialists required to buy the company’s stock, that market makers may discontinue making a market at any time, and that in some OTCBB stocks, there is very limited trading.

Response to Comment No. 2:

The second bullet point under “Reasons for the Conversion” on page 3 has been revised in response to this comment. The second paragraph under “Market for the Common Stock” on page 28 has been revised in response to this comment.

How We determined the Offering Range….page 5

Comment No. 3:

Revise the penultimate paragraph to explain why there is a premium on the price to earnings and a discount on price to book, e.g., explain that if the company has high book value and low earnings, if the price is set based upon book value, then there will be a large premium to earnings.

Response to Comment No. 3:

The Prospectus has been revised on page 6 in response to this comment.

Comment No. 4:

Revise the last paragraph to indicate whether or not the Board relied on the comparative valuation ratios as an indication as to whether or not the common stock is an appropriate investment or in recommending the transaction be undertaken.

William Friar

July 30, 2007

Response to Comment No. 4:

The Prospectus has been revised on page 6 in response to this comment.

Possible termination of the Offering, page 6

Comment No. 5:

Revise to disclose if the 935,000 includes or excludes shares sold to the Officers and directors, ESOP, and, benefit plans. Also, disclose the current passbook rate.

Response to Comment No. 5:

The paragraph captioned “Possible Termination of the Offering” on page 7 of the Prospectus has been revised in response to this comment.

After-Market performance…….page 7

Comment No. 6:

Revise the table to present the OTCBB conversions first, and then skip a space before the others are presented.

Response to Comment No. 6:

The table on page 7 of the Prospectus has been revised in response to this comment.

Risk Factors

Risks related to Our Business, page 15

Comment No. 7:

Revise the first risk to briefly address whether or not the commercial real estate loan portfolio is seasoned and/or has experienced losses. Also, disclose the average term and the percentage that are fixed rates. In addition, noting that commercial loans and multi-family loans constituted 4.3% at March 31, 2007 while the commercial real estate portfolio was 38.6%, consider limiting the risk factor to commercial real estate loans.

Response to Comment No. 7:

The risk factors on page 15 of the Prospectus have been revised in response to this comment.

William Friar

July 30, 2007

Our efforts to increase core deposits…….page 15

Comment No. 8:

Revise to disclose the primary area for deposits and whether there are any plans to expand the market area for deposits.

Response to Comment No. 8:

The fourth risk factor on page 15 of the Prospectus has been revised in response to this comment.

Our Business

General, page 34

Comment No. 9:

Revise the last paragraph to clarify the functions and relative size of the subsidiaries. In this regard, briefly discuss if Norpenco manages a portfolio for the company or others, the size of that portfolio, and, the company’s equity in Norpenco. For North Penn Settlement, disclose the Company’s equity in this subsidiary.

Response to Comment No. 9:

The third paragraph under “General” on page 37 of the Prospectus has been revised to clarify that Norpenco holds securities for the Company and not for others. We note that the size of Norpenco’s portfolio is discussed on page 41 of the Prospectus under “Investment Activities”. The section captioned “Subsidiaries” on page 43 of the Prospectus has been revised to disclose the Company’s equity in each subsidiary. The Company considers this to be a preferable place for this disclosure, rather than the introduction to the “Business” section, which is intended to be more general in nature.

Commercial and Multi-Family Real Estate Loans, page 36

Comment No. 10:

Revise to add disclosure as to the size of the portfolio and how much of the portfolio has fixed rates as of March 31, 2007. Also, disclose the dollar amount of participation loans sold during the last full fiscal year and subsequent interim period.

Response to Comment No. 10:

The section captioned “Commercial and Multi-Family Real Estate Loans” on page 39 of the Prospectus has been revised in response to this comment.

William Friar

July 30, 2007

Our Management

Amended and Restated Employment Agreements, page 64

Comment No. 11:

Revise to disclose if there will be any changes to annual salaries.

Response to Comment No. 11:

Additional disclosure has been added on page 68 in response to this comment.

Holding Company Regulation

General, page 74

Comment No. 12:

Revise the disclosure to indicate where North Penn Bancorp has been filing its quarterly and annual reports.

Response to Comment No. 12:

A section captioned “Federal Securities Laws” has been added on page 80 of the Prospectus in response to this comment.

Comment No. 13:

Revise to address New North Penn’s obligations under Section 15(d) of the Exchange Act and disclose where New North Penn will file its quarterly and annual reports. Finally, disclose why the Company elected to be a savings and loan holding company instead of a bank holding company and briefly address the material differences.

Response to Comment No. 13:

A section captioned “Federal Securities Laws” has been added on page 80 of the Prospectus in response to the first part of this comment. Additional disclosure has been added on page 79 in response to the second part of this comment.

Restrictions on Acquisitions of New North Penn Bancorp, page 97 and

Description of New North Penn Bancorp Capital Stock, page 101

Comment No. 14:

Revise each subsection to disclose any differences between North Penn Bancorp and New North Penn Bancorp.

William Friar

July 30, 2007

Response to Comment No. 14:

The Prospectus has been revised on pages 103 and 107 in response to this comment.

Exhibit 8.1

Comment No. 15:

Revise to delete the assumption (ii) in the second paragraph after item 6.

Response to Comment No. 15:

The tax opinion has been revised in response to this comment.

Comment No. 16:

Revise to delete the second sentence in the penultimate paragraph or clarify that all subscribers can rely on the opinion.

Response to Comment No. 16:

The tax opinion has been revised in response to this comment.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Item 6 – Management’s Discussion and Analysis

Critical Accounting Matters, page 16

Comment No. 17:

We note your disclosure that loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to non-interest income over the remaining lives of the associated loans. Paragraph 5 of SFAS 91 requires these fees/costs to be deferred and recognized over the life of the loan as an adjustment of yield (interest income). Please provide us with the following information:

•	quantify loan origination fees and costs deferred and recognized for each period presented; and
•

tell us how your accounting policy complies with the applicable guidance; if you conclude that you are not in compliance, please revise your financial statements and all other related disclosures (yield tables, etc.), or tell us why no such revision is necessary.

William Friar

July 30, 2007

Response to Comment No. 17:

Consistent with paragraph 5 of SFAS 91, the Company deferred and recognized fees/costs over the life of the loan as an adjustment of yield (interest income) for the periods covered by the Form 10-KSB. Prior to the year ended December 31, 2005, loan fees and certain direct origination costs were recognized as an adjustment to non-interest income. When the accounting treatment was revised, the Company failed to revise the discussion of the accounting policy. In future filings, the Company will accurately describe its treatment of loan fees and origination costs.

* * *

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please contact the undersigned or Joseph J. Bradley at 202.362.0840.

Very truly yours, MULDOON MURPHY & AGUGGIA LLP

/s/ Aaron M. Kaslow
Aaron M. Kaslow

cc:	Frederick L. Hickman, President and Chief Executive Officer
Michael Clampitt, SEC
Hugh West, SEC
Corey D. O’Brien, Esq.
Joseph J. Bradley, Esq.